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SEC
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MAR 05 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELEVATION LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 GREENWOOD CLIFF, SUITE 250
(No. and Street)

CHARLOTTE	NORTH CAROLINA	28204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles C. Lucas III — 704 926-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREERWALKER LLP
(Name – *if individual, state last, first, middle name*)

227 WEST TRADE ST, STE 1100	CHARLOTTE	NORTH CAROLINA	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Charles C. Lucas III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELEVATION LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH ELIZABETH NELSON
Notary Public
Mecklenburg
County
My Comm. Exp.
10-11-2022
NORTH CAROLINA

Notary Public

Signature

General Counsel and Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELEVATION, LLC

Audited Consolidated Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2017
and Reports of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Elevation, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Elevation, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Elevation, LLC as of December 31, 2017 in accordance with generally accepted accounting principles in the United States of America.

Basis for Opinion

The consolidated financial statements are the responsibility of Elevation, LLC. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Elevation, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as auditors for Elevation, LLC since 2014.

Greer Walker LLP

Certified Public Accountants
February 28, 2018
Charlotte, NC

GreerWalker LLP | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance

ELEVATION, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS		
Cash and cash equivalents	$	469,604
Receivables from brokers		149,207
Receivables from clearing firms		285,746
Securities owned, at fair value		711,513
Deposits with clearing firms		250,866
Prepaid expenses		54,193
Advances to related parties		25,000
Property and equipment, net		137,656
Other assets		132,100
Total assets	$	2,215,885
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Accounts payable	$	254,672
Accrued expenses		565,813
Other liabilities		-
Subordinated debt		2,000,000
Total liabilities		2,820,485
MEMBERS' EQUITY (DEFICIT)		(604,600)
Total liabilities and members' equity (deficit)	$	2,215,885

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2017

Revenues:	
Commissions	$ 17,462,079
Fee Income	436,505
Trading Gains	61,975
Interest and dividends	19,115
Total revenues	17,979,674
Expenses:	
Employee compensation and benefits	8,840,495
Consulting Fees	2,171,908
Clearing Fees	2,207,727
Market data services	1,012,590
Travel and Entertainment	978,457
Technology	587,350
Insurance	397,354
Occupancy Costs	371,695
Taxes	329,294
Research	239,281
Professional Fees	268,542
Interest	200,000
Regulatory	153,763
Office	95,949
Utilities	56,470
Dues and Subscriptions	68,862
Depreciation	54,164
Communications and Data Processing	56,314
Other	157,927
Total expenses	18,248,142
Net loss	$ (268,468)

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
Year Ended December 31, 2017

Net loss	$ (268,468)
Other comprehensive loss:	
Change in foreign currency translation adjustments	(8,451)
Comprehensive loss	$ (276,919)

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
As of and for the year ended December 31, 2017

	Class A	Class B	Class D	Total
Members' equity (deficit) - December 31, 2016	$ (1,009,830)	$ 25,000	$ -	$ (984,830)
Member contributions	336,621		650,000	986,621
Member withdrawals	(169,018)			(169,018)
Preferred return		(160,454)		(160,454)
Net income (loss)	(490,435)	160,454	61,513	(268,468)
Accumulated Other Comprehensive Loss	(8,451)			(8,451)
Members' equity (deficit) - December 31, 2017	$ (1,341,113)	$ 25,000	$ 711,513	$ (604,600)

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
As of and for the year ended December 31, 2017

Subordinated Debt, December 31, 2016	$	2,000,000
Increase in subordinated debt		-
Subordinated Debt, December 31, 2017	$	2,000,000

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

Cash flows from operating activities:		
Net Loss	$	(268,468)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		54,164
Unrealized gains from trading securities		(45,861)
Securities owned, at fair value		(665,652)
Decrease in receivables from brokers		37,878
Decrease in receivables from clearing firms		156,751
Increase in prepaid expenses		(4,836)
Decrease in advances to related parties		42,465
Decrease in other assets		34,786
Increase in accounts payable		85,978
Decrease in accrued expenses		(34,785)
Net cash used in by operating activities		(607,580)
Cash flows from investment activities:		
Purchase of property and equipment		(17,773)
Disposal of Property and Equipment		2,946
Net cash used in investment activities		(14,827)
Cash flows from financing activities:		
Preferred return Class B member		(160,454)
Member contributions		986,621
Member withdrawals		(169,017)
Net cash provided by financing activities		657,150
Effect of exchange rate changes on cash		(8,451)
Net increase in cash		26,292
Cash and cash equivalents, beginning of year		443,312
Cash and cash equivalents, end of year	$	469,604

Supplemental Cash Flow Information

Cash paid during the year for:		
Interest	$	200,000

See Accompanying Notes

Note 1 –Nature of Business:

Elevation, LLC (the "Company") was organized on December 27, 2005 under the North Carolina Limited Liability Company Act. The Company operates as an institutional broker-dealer based in Charlotte, North Carolina. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

A summary of the Company's significant policies follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Elevation Trading Limited. All significant intercompany transactions are eliminated in the consolidation process.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the consolidated financial statements, the Company considers cash in operating accounts, cash on hand, and short-term debt securities purchased with maturity of three months or less as cash and cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Securities Owned, at fair value

Securities owned consist of common stocks and Exchange Traded Funds (ETFs) and are classified as trading securities. Securities classified as trading are carried at fair value and are valued at the closing price reported on the active market on which the individual securities are traded. Realized and unrealized gains and losses are recognized in Trading Gains in the consolidated statement of operations.

Revenue Recognition

The Company recognizes revenue and prepares its consolidated financial statements on the accrual basis of accounting. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying consolidated financial statements since the members include their allocable share of the Company's taxable income or loss in their respective income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2017, the tax years ended December 31, 2014 through 2017 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2017.

Accounts Receivable
The Company extends credit to certain clearing firms for commissions earned for securities transactions completed under clearing agreements, and to other financial institutions for commissions earned for securities transactions completed. As of December 31, 2017, the Company considers all such receivables fully collectible, and therefore, no allowance has been provided.

Property and Equipment
Property and equipment are stated at cost. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs and minor renewals are charged to operations as incurred.

Depreciation
Depreciation is provided using straight-line methods for financial reporting purposes over the estimated useful lives of the assets which range from 3-7 years. Depreciation expense charged to operations was $54,164 for the year ended December 31, 2017.

Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the consolidated income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Subsequent Events
In preparing the consolidated financial statements, the Company has evaluated subsequent events through February 28, 2018, which is the date the consolidated financial statements were available to be issued.

Note 2 – Revenue

The Company operates under fully disclosed clearing agreements with Merrill Lynch Broadcort ("Merrill Lynch"), R. J. O'Brien Securities LLC ("R.J. O'Brien"), Convergex Execution Solutions LLC ("Convergex"), and Societe Generale, London Branch ("Societe Generale"). These clearing firms clear certain securities transactions on behalf of the Company, and carry and clear on a fully disclosed basis the Company's customers' trading accounts. The Company earns income, net of clearing costs, on these introduced transactions.

The Company also effects listed option transactions for its customers through the customers' prime brokers or directly with other broker/dealers. These trades are executed through various third party

execution services for a per contract fee. The Company earns commissions on these transactions and bills the customer's prime broker directly or the broker/dealer.

The Company earns fee income from investment management firms for marketing consulting, capital raising and investor relation advisory services provided to these entities.

Note 3 – Fair Value Measurement

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. As required by FASB ASC Topic 820, "Fair Value Measurement", financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Securities owned, at fair value are classified as Level 1 of the fair value hierarchy and are valued using quoted market prices in active markets on which the individual securities are traded.

Note 4 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5 –Receivables From and Deposits With Clearing Firms

For transactions cleared on its behalf, the Company had net receivables in the amount of $116,562 from Merrill Lynch, $624 from R.J. O'Brien, $75,154 from Convergex, and $93,406 from Societe Generale as of December 31, 2017.

The Company had deposits of $250,866 held by its clearing firms as of December 31, 2017. The clearing deposits are required under the clearing agreements between the Company and the clearing firms.

Note 6 – Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees, which is administered through an outside investment company. Upon 30 days of service, an employee 21 or older is allowed to contribute to the plan. The Company may make contributions to the plan at its discretion. The Company did not make any discretionary contributions to the 401(k) plan during the year ended December 31, 2017.

Note 7 – Lease Commitments

The Company leases office space in New Jersey, California and Charlotte under operating leases with terms expiring at various dates through June 2021. The Company is currently leasing some of its office

space on a month-to-month basis. Rent expense under the office leases for the year ended December 31, 2017 totaled $321,168 and was included in occupancy costs in the accompanying Statement of Operations.

Aggregate future minimum lease payments under such leases as of December 31, 2017 are as follows:

Year ending December 31:	
2018	$187,137
2019	78,667
2020	78,667
2021	39,333
Total	$383,804

Note 8 – Subordinated Loan

In October 2009, the Company entered into a subordinated loan agreement for $1,500,000 with the Class B member. Interest is payable quarterly based on a fixed rate of 10% and the note matures August 31, 2029. During 2010, the Company revised this agreement and borrowed an additional $500,000. The total subordinated debt balance as of December 31, 2017 was $2,000,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 9 - Related Parties

Prior to 2015, the Company made advances to an entity partially owned by certain officers of the Company, primarily to accommodate short-term financing needs of the entity. These advances are unsecured, non-interest bearing and do not have specified repayment terms. During 2017, the entity repaid $42,465 of the advances. The total amount of advances to the entity at December 31, 2017 is $25,000. During 2017, the Company paid $160,000 to the entity for access to its research services.

Note 10 – Members' Equity

The members of the Company are subject to the Amended and Restated Operating Agreement dated November 2014, which specifies the rights and obligations of its members. The agreement provides for Class A, Class B, Class C and Class D units, and governs the allocation of profits, losses and distributions to the respective ownership interests.

The Company had only one Class B member as of December 31, 2017. The Class B member is entitled to receive distributions and allocations corresponding to its cumulative preferred return, as defined in the agreement. The preferred return is to be paid on the twentieth business day following the applicable quarter end. The Class B member has no voting rights. The Class B member is subject to

the Securities Purchase Agreement as amended in June 2010. The agreement entitles the Class B member to receive a return, or revenue participation amount, based upon quarterly revenues generated by the Company as defined in the agreement. As of December 31, 2017, the preferred return and revenue participation amount due to the Class B member was $34,867. The preferred return for the year ended December 31, 2017 is $160,454.

The company had nine Class C members as of December 31, 2017. Class C units are "profit interests" that appreciate (or depreciate) in value from the date of issuance until the date on which the company experiences a liquidity event, and such Class C units are subject to the terms of such event. For example, if the company is valued at $10 million on the date of the issuance of a Class C unit and the Company is worth $15 million on the date of a liquidity event, the Class C unit would participate in the $5 million of increased value. Class C units may receive distributions, as do Class A and Class B units, subject to the discretion of the Manager. Class C members have no voting rights.

The Company had two Class D members as of December 31, 2017. Proceeds from the sale of Class D preferred units are invested by the Company in separately managed investment accounts held at another broker dealer. The Class D units appreciate (or depreciate) in value based on the returns earned by the Company in the separately managed accounts. Class D members have the option of redeeming any and all of their Class D units after a holding period of one year from date of purchase upon ten days written notice to the Company, and are required to redeem all outstanding Class D units in the event of a change of control or exit event as defined in the Amended and Restated Operating Agreement. The value of the units upon redemption is determined by the value of the corresponding separately managed accounts owned by the Company. Class D units may receive distributions subject to the discretion of the Manager. Class D members have no voting rights.

Note 11 – Contingent Liabilities

The Company is liable to the clearing broker if a loss is incurred for failure to pay on behalf of any introduced account.

Note 12 – Reserve Requirements

The Company does not hold, carry or maintain cash or securities for the benefit of its' customers, or perform custodial functions, and is exempted under paragraph (k)(1) of Rule 15c3-3 from reserve requirements of that rule.

Note 13 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had unconsolidated net capital of $870,194 which was $770,194 in excess of its

required capital amount of $100,000 (required minimum). At December 31, 2017, the Company's net capital ratio was .97 to 1.

Note 14 – Focus Report

Amounts reported on the Company's FOCUS Report as of December 31, 2017 and for the year ended, were reconciled to the accompanying consolidated financial statements. No material differences in net capital were noted. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

ELEVATION, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (UNCONSOLIDATED)
As of December 31, 2017

Net Capital		
Total members' equity (deficit) qualified for net capital	$	(604,600)
Add allowable credit:		
Subordinated debt		2,000,000
Deductions for non-allowable assets:		
Receivables from brokers or dealers		(12,473)
Investments in and advances to affiliates		(93,880)
Other assets		(185,543)
Net property and equipment		(127,949)
Net capital before haircuts on securities positions		975,555
Haircuts on securities		(105,361)
Net capital at December 31, 2017	$	870,194
Aggregate Indebtedness		
Liabilities, unconsolidated	$	846,731
Computation of Basic Net Capital Requirement		
Minimum net capital required at 6.667%	$	56,449
Minimum net capital required, per regulation	$	100,000
Excess net capital	$	770,194
Excess net capital at 1000%	$	750,194
Percent of aggregate indebtedness to net capital		97.30%
Reconciliation With Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2017)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	870,194
No audit adjustments		-
Net capital per above	$	870,194

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report

See Report of Independent Registered Public Accounting Firm

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Members of Elevation, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Elevation, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elevation, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Elevation, LLC stated that Elevation, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Elevation, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elevation, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greer Walker LLP

Certified Public Accountants
February 28, 2018
Charlotte, NC

Exemption Report as described in SEA Rule 17a-5(d)(1)(i)(B)(2)

Elevation LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 2[ii] All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Elevation LLC

I, Charles C. Lucas III, swear (or affirm) that, to my best knowledge and belief, this Exemption Reportis true and correct.

By: ____________________

Title: General Counsel and Chief Compliance Officer

February 28, 2018

GreerWalker

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES ON THE SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS

To the Members of Elevation, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Elevation, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified arties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies or wire transfers , noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers showing calculation of SIPC operating revenue and assessment calculations, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers showing calculation of SIPC operating revenues and assessment calculations supporting the adjustments, noting no differences.

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greer Walker LLP

Certified Public Accountants
February 28, 2018
Charlotte, NC

ELEVATION, LLC

STATEMENT OF SIPC ASSESSMENT AND PAYMENTS
For the Year Eneded December 31, 2017

Assessment as of December 31, 2017	$	23,286
Less: prior payments applied		(12,264)
Balance Due, March 01, 2018	$	11,022

See Report of Independent Registered Public Accounting Firm